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January 9, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455

Post-Effective Amendment No.107

Dear Ms. Dubey:

Thank you for your telephonic comments on December 16, 2019, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on January 15, 2020.

Comment 1.       Please update the Edgar filing system to reflect the fund’s new name.

Response 1.       We will update the fund’s name in connection with our upcoming filing under Rule 485(b).

Comment 2.       Page 1, Principal Investment Strategies. Please include disclosure regarding the credit quality policy and maturity policy for debt investments of the underlying funds.

Response 2.       We have added the requested disclosure.

Comment 3.       Page 1, Principal Investment Strategies. Please add a reference to investments in loans since “Loan Risks” disclosure is being added as a principal risk.

Response 3.       We have updated the referenced disclosure as requested.

Comment 4.       Page 1, Principal Investment Strategies. Since investing in natural resources is included as a principal investment strategy, please add appropriate risk disclosure for investments in natural resources.

Response 4.       We have added the requested disclosure.

Comment 5.       Page 1, Principal Investment Strategies. The Staff does not believe that floating rate assets are appropriate classified as “real assets.” Please provide third-party market sources or citations to sources that support your view that floating rate instruments are real assets.

Response 5.       As we responded previously to SEC comments on the proxy statement relating to these changes being made to the fund, we continue to believe that floating rate debt is typically considered by professional investors to be real assets as a portion of their value is derived from an underlying price index. Many professional investors consider floating rate debt to be a better inflation hedge over time than TIPs as TIPs are US Treasury bonds that drop in price as interest rates rise, which can have an adverse impact on total return (possibly more than offsetting the inflation adjustment) as rates and inflation rise, if not held to maturity. In fact, over the past 20 years, bank loans ranked first in their correlations with inflation, while inflation protected bonds (TIPs) ranked 10th based on an analysis of nearly 100 asset classes as defined by Morningstar. This analysis can easily be replicated by a third party by running a correlation matrix from the Morningstar Direct Database. As a result, professional investors generally consider floating rate debt as meeting the definition of real assets, as the investment goal is to hedge the damaging impact of inflation on future purchasing power. (Source: Virtus Performance & Analytics, using Morningstar data as of 12/31/19. Inflation is represented by the Morningstar/Ibbotson SBBI Inflation Index, which tracks U.S. inflation. Asset classes are represented by Morningstar categories.) We have therefore made no changes in response to this comment.

Securities distributed by VP Distributors, LLC

Comment 6.       Page 1, Principal Risks Please arrange the listed risks so that they appear in order of importance rather than alphabetically. Alternatively, it would be acceptable to list the top three or more risks in order of importance with the remainder listed alphabetically.

Response 6.       We have revised the Principal Risks so that a number of risks believed to be the most significant appear first in order of importance, followed by the remaining risks in alphabetical order.

Comment 7.       Page 2, Principal Risks. Is the expected discontinuance of LIBOR a principal risk of the Fund? If so, please add appropriate risk disclosure. (Refer to SEC Staff Statement on LIBOR, dated July 12, 2019.)

Response 7.       We have determined that the expected discontinuance of LIBOR is not considered a principal risk of the fund. We have therefore made no changes in response to this comment.

Comment 8.       Page 2, Principal Investment Strategies. The Staff’s comment regarding floating rate instruments as real assets applies here as well.

Response 8.       Please refer to our response to Comment #5. We have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:         Ralph Summa

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APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R
Management Fees	0.90%	0.90%	0.90%	0.90%
Distribution and Shareholder Servicing (12b-1) fees	0.25%	1.00%	None	None
Other Expenses(b)	1.04%	1.04%	1.04%	1.03%
Total Annual Fund Operating Expenses	2.19%	2.94%	1.94%	1.93%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.74)%	(0.74)%	(0.74)%	(0.83)%
Total Annual Fund Operating Expenses After Expense Reimbursement(c)	1.45%	2.20%	1.20%	1.10%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.45% for Class A Shares, 2.20% for Class C Shares, 1.20% for Class I Shares and 1.10% for Class R6 Shares through January 31, 2021. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.

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